Exhibit (a)(1)(vi)

May 26, 2017

Dear Stockholder:

Independence Holding Company, a Delaware corporation (the “Company, “we,” or “us”), is offering to purchase from our stockholders up to 2,000,000 shares of our common stock, par value $1.00 per share (the “Shares”), for purchase by us at a price of $20.00 per Share (the “Purchase Price”), net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the enclosed offer to purchase (the “Offer to Purchase”) and letter of transmittal (the “Letter of Transmittal”), as each may be supplemented or amended from time to time (which together constitute, the “Offer”). If the total amount of Shares is purchased, the aggregate amount of consideration paid to stockholders will be $40 million.

All Shares purchased under the Offer will be purchased at the same Purchase Price. Stockholders may tender all or only a portion of their Shares. However, because of the “odd lot” priority and proration provisions described in the Offer to Purchase, all Shares tendered at the Purchase Price may not be purchased if more than 2,000,000 Shares are tendered and not properly withdrawn. Fractional Shares will not be purchased in the Offer.

If the Offer is over-subscribed and you are an Odd Lot Holder (as such term is defined in the Offer to Purchase), and you tender your Shares prior to the Expiration Time and do not properly withdraw them before the Expiration Time, and check the box captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, then we will accept all of your Shares, on the terms and subject to the conditions of the Offer, for payment before any proration of the purchase of other tendered Shares that are properly tendered and not properly withdrawn prior to the Expiration Time.

The Offer will expire at 5:00 P.M., Eastern Time, on June 26, 2017, unless the Offer is extended or withdrawn (the “Expiration Time”).

Prior to tendering Shares, we recommend that you contact your financial advisor. If your Shares are held in “street” name, you must contact your broker, dealer, commercial bank, trust company or other nominee (each a “Custodian”) to tender the Shares, if you decide to do so.

If your Shares are registered in the name of a Custodian, you should contact them if you desire to tender your Shares and request that your Custodian tender your Shares for you. If a Custodian holds your Shares, it may have an earlier deadline than the Expiration Time for accepting the Offer. We urge you to contact the Custodian that holds your Shares to find out its deadline.

The other terms and conditions of the Offer are explained in detail in the enclosed Offer to Purchase and the Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender Shares are explained in detail in the accompanying materials.

Our Board of Directors has approved the Offer. However, none of the Company, any member of our Board of Directors, Broadridge Corporate Issuer Solutions, Inc., in its capacity as the paying agent (the “Paying Agent”) and the depositary (the “Depositary”), D.F. King & Co., Inc., in its capacity as the information agent (the “Information Agent”) for the Offer, or their respective affiliates, makes any recommendation to you as to whether you should tender or refrain from tendering your Shares. None of the Company, any member of our Board of Directors, the Paying Agent, the Depositary, the Information Agent, or their respective affiliates has authorized any person to make any recommendation with respect to the Offer. You must make your own decision as to whether to tender your shares of IHC common stock and, if so, how many shares of IHC common stock to tender. In doing so, you should consult your own financial and tax advisors, and read carefully and evaluate the information in the Offer to Purchase and Letter of Transmittal, including our reasons for making the offer.

If you have any questions regarding the Offer or need assistance in tendering your shares of IHC common stock, you can contact D.F. King & Co., Inc., the Information Agent, at (800) 967-7574 (toll-free). Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or other Offer documents may also be directed to the Information Agent.

Sincerely,

Roy T.K. Thung

Chief Executive Officer, President and Chairman